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                           April 26, 2023

       Jacob (Kobi) Marinka
       Chief Executive Officer
       Arbe Robotics Ltd.
       107 HaHashmonaim St.
       Tel Aviv-Yafo, Israel

                                                        Re: Arbe Robotics Ltd.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            Filed March 22,
2023
                                                            File No. 001-40884

       Dear Jacob (Kobi) Marinka:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       Item 15. Controls and Procedures, page 85

   1. Please file an amended Form 20-F to include management's report on internal control over financial reporting.
Refer to Item 15(b) of Form 20-F and Question 2 of the Frequently
                                                        Asked Questions for
Exemptive Order on Management's Report on Internal Control over
                                                        Financial Reporting
available at: https://www.sec.gov/divisions/corpfin/faq012105.htm.

              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Jacob (Kobi) Marinka
Arbe Robotics Ltd.
April 26, 2023
Page 2

        You may contact Joyce Sweeney, Senior Staff Accountant, at 202-551-3449 or Christine
Dietz, Senior Staff Accountant, at 202-551-3408 with any questions.




FirstName LastNameJacob (Kobi) Marinka                   Sincerely,
Comapany NameArbe Robotics Ltd.
                                                         Division of
Corporation Finance
April 26, 2023 Page 2                                    Office of Technology
FirstName LastName